
07004596


RECEIVED
MAR 0 2 2007
203
SEC MAIL PROCESSING SECTION WASH. D.C.

SECURI... ...ON
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB*
3/16

OMB APPROVAL
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SEC FILE NUMBER
8- 66781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hypo Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Savino (212) 905-4636
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

AB
3/17

OATH OR AFFIRMATION

I, Thomas Glynn & Thomas Savino swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hypo Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



2/23/07

Signature

President Treasurer

Title



Notary Public MICHAEL S. MCBRIDE
Notary Public, State of New York
No. 02MC6119919
Qualified in New York County
Commission Expires Dec. 6, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Hypo Capital Markets, Inc.

Table of Contents



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors of:
Hypo Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Hypo Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Hypo Public Finance USA, Inc., as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hypo Capital Markets, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Hypo Capital Markets, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash (note 1)	$	2,563,301
Investment in time deposit - affiliate (note 2)		4,430,963
Placement fees receivable		93,850
Fixed assets (net of accumulated depreciation of $9,093 - note 1)		75,628
Deferred tax asset (notes 1 and 4)		146,745
Total assets	$	7,310,487

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	1,534,066
Due to affiliate (note 6)		16,617
Total liabilities		1,550,683
Stockholder's equity: (note 1)		
Common stock, $.01 par value. Authorized, issued, and outstanding 500 shares		5
Additional paid-in capital		5,169,317
Retained earnings		590,482
Total stockholder's equity		5,759,804
Total liabilities and stockholder's equity	$	7,310,487

See accompanying notes to statement of financial condition.

HYPO CAPITAL MARKETS, INC.

Notes to Statement of Financial Condition

December 31, 2006

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

Hypo Capital Markets, Inc., (the "Company") was incorporated in Delaware on November 29, 2004 through the issuance of 500 shares of the Company's authorized common stock to Hypo Public Finance Bank located in Dublin, Ireland ("HPFB") at a price of $10,000 per share with a par value of $.01 per share for an initial capitalization in the amount of $5,000,000. HPFB is regulated by the Irish Financial Services Regulatory Authority ("IFSRA"). On January 1, 2006, the Company became a wholly owned subsidiary of Hypo Public Finance USA, Inc., (the "US Parent"), as effected by the contribution of the Company's equity from HPFB to the US Parent. The US Parent is a wholly owned subsidiary of HPFB which in turn is a wholly owned subsidiary of Hypo Real Estate Bank International AG, located in Stuttgart, Germany. Hypo Real Estate Bank International AG is regulated by Bundesanstalt fuer Finanzdienstleistungsaufsicht ("BaFin"). The ultimate parent of the entire group is Hypo Real Estate Bank Holding AG (the "Ultimate Parent") located in Munich, Germany and is listed on the Amtlicher Markt of the Frankfurt Stock Exchange in Germany and is included in the DAX 30 index.

The Company, which commenced operations on January 1, 2005, is based in the United States and conducts its business from its office in New York City. The Company generates a significant portion of its revenues from HPFB through the servicing of institutional customers of HPFB. In addition, the Company's business lines as approved by the National Association of Securities Dealers, Inc. (the "NASD") on July 12, 2005 include corporate financial and advisory services, including corporate underwriting on a best efforts basis and private placement activities to its institutional clients as well as institutional clients of the Ultimate Parent and its affiliates in the U.S. market. The accompanying statement of financial condition might not necessarily be indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk in cash.

(c) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost less accumulated depreciation. Depreciation is included over the estimated lives of three to ten years of the respective assets under the straight-line method.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rates is recognized in Stockholder's equity in the period that includes the enactment date.

Effective January 1, 2006, the Company is included in the consolidated federal income tax return of Hypo Public Finance USA, Inc., the US Parent, as well as included in the combined New York State and City tax return of the combined Article 32 group. Beginning January 1, 2006, income taxes were allocated to the Company for its share of Federal and state income taxes on a proportionate basis relative to its net income and losses.

(e) Use of Estimates

In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(2) Investment in Time Deposit with an Affiliate

The Company has an investment in a time deposit with HPFB at December 31, 2006 in the amount of $4,429,007 plus accrued interest of $1,956. The time deposit, acquired on December 29, 2006, matures on February 20, 2007 and bears an interest rate of 5.30% per annum. The carrying value of this time deposit approximates fair value.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. An affiliate located in New York, Hypo Real Estate Capital Corporation ("HRECC") administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $15,000, as indexed, for the 2006 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees.

In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory profit-sharing cash balance plan. This plan is also administered by HRECC and managed by a third-party investment advisor.

(4) Deferred Tax Asset

Deferred taxes are due to temporary differences resulting from the contribution of an assembled workforce by HPFB in 2005.

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary differences that will result in a future tax expense. The deferred tax asset is subject to reduction in certain circumstances. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of the available evidence. A valuation allowance has not been recorded against the deferred tax asset of $146,745 recorded on the Statement of Financial Condition.

(5) Net Capital Requirements

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2006, the Company had net capital of $922,618, which exceeded the regulatory requirement by $819,240.

(6) Related Party Transactions

The Company provides management services to various transactions, such as guaranteed investment contracts and fixed income products, to which HPFB is a party.

The Company entered into various expense-sharing agreements with the US Parent, HRECC and HPFB for allocation to the Company of general administrative expenses, occupancy and communication costs.

Due to affiliate in the amount of $16,617 represented amount due to the US Parent at December 31, 2006.

(7) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.

(8) Interests in Variable Interest Entities

The Company serves as an administrator and a referral agent to Pallas Capital Corp. ("Pallas"), a variable interest entity ("VIE") as defined by FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. Under FIN 46R, a VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority interest of the expected losses, the expected residual returns or both. Pallas is included in the consolidated financial statements of HPFB.

Pallas was formed for the purpose of issuing uncollateralized Guaranteed Investment Contracts ("GICs") to eligible investors, the proceeds of which will be invested in securities purchased under agreements to resell liquid investments. The Company provides accounting and other administrative support to Pallas and is entitled to an administrative fee for providing these services. The Company has no exposure to losses in Pallas. The Company has determined that it is not the primary beneficiary of this VIE.



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors of
Hypo Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hypo Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Hypo Public Finance USA, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2007

END